SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 23, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – September 23, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), reported that its board of directors has resolved to call a general ordinary and extraordinary shareholders’ meeting to be held on October 28, 2022, at 12:00 p.m. in a first call and at 1:00 p.m. in a second call.

The notice of call to the general ordinary and extraordinary shareholders’ meeting to be held on October 28, 2022, at 12:00 p.m. in a first call and at 1:00 p.m. in a second call, to deal with the following agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
3.
ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2022 FOR ARS 37,517,291,873, AS FOLLOWS: (I) TO THE ABSORPTION OF THE UNAPPROPRIATED RETAINED EARNINGS ACCOUNT FOR ARS 11,798,656,897: (II) TO THE LEGAL RESERVE FOR ARS 1,285,931,749, IN ACCORDANCE WITH THE LAWS IN FORCE; (III) TO THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS FOR UP TO ARS 3,100,000,000 PAYABLE IN CASH AND/OR IN KIND AND (IV) THE BALANCE OF ARS 21,332,703,227, TO AN OPTIONAL RESERVE.
4.
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
5.
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
6.
CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS (ARS 109,208,495, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
7.
CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE (ARS 3,919,000, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
8.
DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
9.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
10.
APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING ON JUNE 30, 2023.
11.
APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2022.
12.
AMENDMENT TO SECTIONS SIXTEEN (MEETINGS), TWENTY-TWO (COMMITTEES) AND TWENTY-THREE (SUPERVISORY COMMITTEE) OF THE BYLAWS.
13.
CONSIDERATION OF THE ALLOCATION OF UP TO 5,676,603 OWN SHARES UNDER THE SHARES BUYBACK PROGRAM APPROVED BY THE BOARD OF DIRECTORS ON JULY 22, 2022, EQUIVALENT TO 0.96% OF THE CAPITAL STOCK, TO THE IMPLEMENTATION OF AN INCENTIVE PLAN FOR THE COMPANY’S EMPLOYEES, MANAGEMENT AND DIRECTORS.
14.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

Note: the registry of the company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de mayo 362, city of Buenos Aires. Therefore, to attend the shareholders’ meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. In accordance with the bylaws, provisions of section 61 of capital markets law #26,831 and considering RG CNV No. 830, the shareholders’ meeting will be held by remote means. To such purpose, the mailbox l.huidobro@zbv.com.ar is established to allow the shareholders meeting to register electronically and to receive the certificates of attendance at the assembly issued by Caja de Valores SA, which have been managed by the shareholder. The deadline for communicating attendance to said email address expires on October 24, 2022, at 3:00 p.m., and the shareholder must indicate the following information: name and surname or full company name; type and number of identity document or registration data with express individualization of the specific registry and its jurisdiction; address in which they are located for the purposes of recording it at the meeting. In addition, if they are represented by legal representative or proxies, shareholders must provide, through the same email address reported in this notice, five (5) business days before the meeting is held, that is, until the day October 20, 2022, the same data regarding the proxies who will attend the meeting on their behalf, as well as the documentation that accredits it, sufficiently authenticated, all in pdf format. Shareholders who communicate their attendance through the email address indicated above, must also provide their contact details (telephone and email) so that the company may keep them informed of any measures that are available regarding the celebration of the assembly. The company will electronically send the shareholders who have registered to the email indicated above a receipt for the admission of their participation in the assembly. Likewise, shareholders, legal entities, local or foreign, are requested to inform the final beneficiaries who own the shares that make up the shareholder's capital stock and the number of shares with which they will vote. At the time of considering items 12 and 13 of the agenda, the assembly shall be extraordinary requiring a quorum of 60%. The videoconference system to be used to hold the meeting may be accessed by shareholders who have communicated attendance, through the link that will be sent to them along with the corresponding instructions to the email box reported by them. The system to be used will be through the zoom application and will allow: (i) to guarantee the free accessibility of all duly identified shareholders or of their accredited representatives with validated enabling instruments, including in all cases a copy of the DNI and the accessibility of the remaining participants of the assembly (directors and trustees among others); (ii) the possibility of participating in the assembly with voice and vote through the simultaneous transmission of sound, images, and words during the entire assembly, ensuring the principle of equal treatment for all participants; and (iii) the recording of the development of the entire assembly in digital form and the conservation of a copy in digital format for a period of 5 (five) years which will be available to shareholders who require it. At the time of voting on each point on the agenda, each of the shareholders present will be questioned about the meaning of their vote, which may be expressed out loud. The minutes of the meeting will record the subjects and the nature in which they participated, the place where they were, and the technical mechanisms used. Said minutes will be signed within five (5) business days after the meeting is held. In case of regulatory amendments with respect to the way of holding the shareholders’ meeting, the company may publish a supplementary notice to this, in which it will inform and/or clarify any other information or requirement to take into account in order to ensure the due exercise of the rights of registered shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 23, 2022